Exhibit 99.1

GREAT PANTHER MINING LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2021, and 2020

Expressed in US Dollars

(Unaudited)

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars - Unaudited)

	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$35,856	$63,396
Restricted cash	1,025	1,024
Trade and other receivables (note 4)	16,014	15,644
Inventories (note 5)	27,306	33,743
Other current assets (note 6)	10,432	5,675
	90,633	119,482
Other receivables (note 4)	7,717	11,836
Mineral properties, plant and equipment (note 7)	117,537	110,559
Exploration and evaluation assets	26,765	26,334
Other assets (note 8)	9,331	12,209
	$251,983	$280,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 9(a))	$48,771	$53,221
Current portion of borrowings (note 10)	33,670	30,933
Derivative liabilities (note 11)	—	2,974
Reclamation and remediation provisions - current	4,369	958
	86,810	88,086
Other liabilities (note 9(b))	4,846	6,117
Borrowings (note 10)	10,405	2,465
Reclamation and remediation provisions	62,973	67,367
Deferred tax liabilities	4,576	4,682
	169,610	168,717
Shareholders’ equity:
Share capital (note 13)	270,139	268,872
Reserves	9,442	11,604
Deficit	(197,208)	(168,773)
	82,373	111,703
	$251,983	$280,420

The accompanying notes are an integral part of these consolidated financial statements.

Commitments and contingencies (note 19)

Subsequent events (note 23)

Approved by the Board of Directors

“David Garofalo”	“Elise Rees”
David Garofalo, Director	Elise Rees, Director

1

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts - Unaudited)

For the three and nine months ended September 30, 2021 and 2020

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue (note 14)	$38,351	$77,019	$143,018	$192,097

Cost of sales
Production costs (note 15)	38,849	35,028	116,574	100,249
Amortization and depletion	6,615	10,099	23,166	30,125
	45,464	45,127	139,740	130,374

Mine operating earnings (loss)	(7,113)	31,892	3,278	61,723

General and administrative expenses (note 16)	3,688	3,456	11,650	10,639

Exploration, evaluation, and development expenses
Exploration and evaluation expenses (note 17)	3,622	3,012	9,077	8,137
Mine development costs	1,065	1,010	3,098	1,887
Change in reclamation and remediation provisions	(6)	22	(6)	57
	4,681	4,044	12,169	10,081

Care and maintenance costs	—	142	—	693

Operating earnings (loss)	(15,482)	24,250	(20,541)	40,310

Finance and other income (expense)
Finance income	70	54	207	234
Finance expense	(694)	(1,019)	(2,091)	(2,496)
Other expense (note 18)	(1,941)	(2,484)	(5,789)	(48,835)
	(2,565)	(3,449)	(7,673)	(51,097)

Income (loss) before income taxes	(18,047)	20,801	(28,214)	(10,787)

Income tax expense (recovery)	—	2,166	221	2,490

Net income (loss) for the period	$(18,047)	$18,635	$(28,435)	$(13,277)

Earnings (loss) per share - basic (note 13(d))	$(0.05)	$0.05	$(0.08)	$(0.04)
Earnings (loss) per share - diluted (note 13(d))	$(0.05)	$0.05	$(0.08)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

2

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2021 and 2020

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Net income (loss) for the period	$(18,047)	$18,635	$(28,435)	$(13,277)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(7,199)	(1,335)	(2,916)	(12,208)
Change in fair value of financial assets designated as fair value through OCI, net of tax	1	—	2	1
	(7,198)	(1,335)	(2,914)	(12,207)

Total comprehensive income (loss) for the period	$(25,245)	$17,300	$(31,349)	$(25,484)

The accompanying notes are an integral part of these consolidated financial statements.

3

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars, except number of common shares - Unaudited)

For the nine months ended September 30, 2021 and 2020

	Share capital		Reserves
	Number of common shares (000s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Deficit	Total shareholders’equity
Balance, January 1, 2020	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499
Shares issued for bought deal financing (note 13(e))	40,250	14,705	—	—	—	—	—	14,705
Restricted and deferred share units settled	1,390	531	(531)	—	—	(531)	—	—
Shares issued upon settlement of obligation	88	39	—	—	—	—	—	39
Share options exercised	1,009	1,117	(551)	—	—	(551)	—	566
Share-based compensation	—	—	1,863	—	—	1,863	—	1,863
Comprehensive income (loss)	—	—	—	(12,208)	1	(12,207)	(13,277)	(25,484)
Balance, September 30, 2020	354,678	$268,578	$21,356	$(15,180)	$(182)	$5,994	$(182,384)	$92,188

Balance, January 1, 2021	355,033	$268,872	$21,815	$(10,029)	$(182)	$11,604	$(168,773)	$111,703
Shares issued upon settlement of obligation	87	53	—	—	—	—	—	53
Restricted and deferred share units settled	901	683	(683)	—	—	(683)	—	—
Share options exercised	775	531	(154)	—	—	(154)	—	377
Share-based compensation	—	—	1,589	—	—	1,589	—	1,589
Comprehensive income (loss)	—	—	—	(2,916)	2	(2,914)	(28,435)	(31,349)
Balance, September 30, 2021	356,796	$270,139	$22,567	$(12,945)	$(180)	$9,442	$(197,208)	$82,373

The accompanying notes are an integral part of these consolidated financial statements.

4

Great Panther MINING Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars - Unaudited)

For the three and nine months ended September 30, 2021 and 2020

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income (loss) for the period	$(18,047)	$18,635	$(28,435)	$(13,277)
Items not involving cash:
Amortization and depletion	6,756	10,213	23,548	30,466
Change in reclamation and remediation provision	(6)	22	(6)	57
Loss on derivative instruments	—	776	572	30,563
Unrealized foreign exchange loss (gain)	945	(1,235)	503	12,753
Income tax expense (recovery)	—	2,166	221	2,490
Share-based compensation	358	455	1,589	1,863
Other non-cash items (note 21(a))	1,449	1,475	4,135	4,250
Interest received	70	61	207	233
Interest paid	(181)	(191)	(952)	(2,000)
Settlement of derivative instruments	—	(6,091)	(3,546)	(15,479)
Income taxes paid	(39)	(47)	(174)	(678)
	(8,695)	26,239	(2,338)	51,241
Net change in operating assets and liabilities:
Trade and other receivables	153	(542)	2,559	(693)
Inventories	545	(1,773)	4,895	(1,446)
Other current assets	831	1,735	(1,329)	(3,349)
Trade payables and accrued liabilities	(792)	(5,998)	(2,912)	5,164
Net cash provided by (used in) operating activities	(7,958)	19,661	875	50,917

Cash flows from investing activities:
Cash restricted for Coricancha environmental bond	—	(39)	(400)	(13)
Additions to mineral properties, plant and equipment	(6,412)	(8,677)	(33,890)	(33,033)
Net cash provided by (used in) investing activities	(6,412)	(8,716)	(34,290)	(33,046)

Cash flows from financing activities:
Proceeds from bought deal financing, net (note 13(e))	—	—	—	14,705
Payment of lease liabilities	(1,602)	(1,358)	(4,571)	(4,401)
Proceeds from borrowings	24,926	1,000	34,476	21,569
Repayment of borrowings	(7,400)	(3,913)	(24,116)	(18,494)
Proceeds from exercise of share options	53	559	377	566
Net cash provided by (used in) financing activities	15,977	(3,712)	6,166	13,945

Effect of foreign currency translation on cash and cash equivalents	(980)	(790)	(291)	(2,138)

Increase (decrease) in cash and cash equivalents	627	6,443	(27,540)	29,678
Cash and cash equivalents, beginning of period	35,229	60,205	63,396	36,970
Cash and cash equivalents, end of period	$35,856	$66,648	$35,856	$66,648

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 21)

5

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

1.	NATURE OF OPERATIONS

Great Panther Mining Limited (“Great Panther” or the “Company”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”) and the Cata processing plant, which produces silver and gold concentrates.

The Company also wholly owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and processing facility in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company continues to evaluate a restart of Coricancha.

The Company has a portfolio of exploration projects. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico.

These condensed interim consolidated financial statements (“consolidated financial statements”) have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business. The Company’s objectives in the management of capital are described in note 12.

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus respiratory disease (“COVID-19”). The Company continues to closely monitor the developments of COVID-19, and its variants, with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The worldwide spread of COVID-19 is prompting governments to implement different measures to curb the spread of COVID-19 regularly. During this period of uncertainty, the Company’s priority is to continue to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to the business continuity. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ significantly from those estimates.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2020. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the most recent annual consolidated financial statements. These condensed interim consolidated financial statements do not include all the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the most recent annual consolidated financial statements.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on November 3, 2021.

6

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

3.	Accounting standards issued and adopted on January 1, 2021
(a)	New and amended IFRS standards not yet effective

There are no IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

4.	TRADE AND OTHER RECEIVABLES
	September 30, 2021	December 31, 2020
Current
Trade receivables	$3,153	$2,011
Value-added tax receivable	3,286	3,839
PIS / COFINS - Brazil (a)	9,082	8,732
Judicial deposits - Brazil	288	302
Other	205	760
	16,014	15,644
Non-Current
PIS / COFINS - Brazil (a)	4,752	9,058
Income taxes recoverable - Brazil	2,773	2,764
Other	192	14
	$7,717	$11,836
(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes that apply to all companies in the private sector. PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on monthly gross revenues. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes; however, the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all its PIS/COFINS assets, the PIS/COFINS assets are expected to be recoverable through the Company generating future Brazilian federal tax liabilities. At the Company’s election, these federal tax liabilities can be offset against the Company’s PIS/COFINS assets.

7

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

5.	INVENTORIES
	September 30, 2021	December 31, 2020
Concentrate	$1,206	$578
Ore stockpiles	1,151	11,562
Materials and supplies	21,705	18,538
Gold in circuit	1,051	1,266
Gold bullion	2,189	1,794
Silver bullion	4	5
	$27,306	$33,743

During the three and nine months ended September 30, 2021, the inventory recognized as cost of sales was $44.5 million and $136.4 million, respectively (three and nine months ended September 30, 2020 - $30.4 million and $94.4 million, respectively), which includes production costs and amortization and depletion directly attributable to the inventory production process.

6.	OTHER CURRENT ASSETS
	September 30, 2021	December 31, 2020
Prepaid expenses and deposits	$5,399	$3,569
Reimbursement rights (note 8(a))	4,943	1,918
Other current assets	90	188
	$10,432	$5,675

8

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
	Mineral properties - depletable	Mineral properties - non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total
Cost
Balance, January 1, 2021	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321
Additions	29,343	—	2,942	1,467	138	2,839	36,729
Change in remediation provision	(1,847)	—	(208)	—	—	—	(2,055)
Disposals	—	—	—	—	(35)	—	(35)
Foreign exchange translation difference	(2,659)	(1,511)	(1,671)	(947)	(31)	(750)	(7,569)
Balance, September 30, 2021	$112,999	$32,358	$77,144	$24,317	$5,579	$20,994	$273,391

Accumulated depreciation
Balance, January 1, 2021	$53,625	$—	$56,918	$9,343	$4,933	$10,943	$135,762
Amortization and depletion	13,158	—	3,668	2,033	184	3,951	22,994
Disposals	—	—	—	—	(35)	—	(35)
Foreign exchange translation difference	(900)	—	(1,073)	(343)	(28)	(523)	(2,867)
Balance, September 30, 2021	$65,883	$—	$59,513	$11,033	$5,054	$14,371	$155,854

Carrying value, September 30, 2021	$47,116	$32,358	$17,631	$13,284	$525	$6,623	$117,537

9

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

	Mineral properties - depletable	Mineral properties - non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of-use assets	Total
Cost
Balance, January 1, 2020	$58,237	$43,186	$83,335	$22,548	$5,636	$22,685	$235,627
Additions	32,754	—	3,499	5,692	3	890	42,838
Change in remediation provision	3,546	—	(342)	—	—	—	3,204
Foreign exchange translation difference	(6,375)	(9,317)	(10,411)	(4,443)	(132)	(4,670)	(35,348)
Balance, December 31, 2020	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321

Accumulated depreciation
Balance, January 1, 2020	$38,964	$—	$44,769	$5,726	$4,549	$7,809	$101,817
Amortization and depletion	15,790	—	15,435	4,508	430	4,881	41,044
Foreign exchange translation difference	(1,129)	—	(3,286)	(891)	(46)	(1,747)	(7,099)
Balance, December 31, 2020	$53,625	$—	$56,918	$9,343	$4,933	$10,943	$135,762

Carrying value, December 31, 2020	$34,537	$33,869	$19,163	$14,454	$574	$7,962	$110,559

(a)	Leases
i)	Right-of-use assets
	Mining equipment	Power generators	Vehicles	Office & communication	Land easements	Total
Balance, January 1, 2021	$3,925	$2,508	$476	$478	$575	$7,962
Additions	1,961	6	182	—	690	2,839
Amortization and depletion	(2,265)	(1,029)	(361)	(168)	(128)	(3,951)
Foreign exchange translation difference	(132)	(59)	(36)	—	—	(227)
Balance, September 30, 2021	$3,489	$1,426	$261	$310	$1,137	$6,623

	Mining equipment	Power generators	Vehicles	Office & communication	Land easements	Total
Balance, January 1, 2020	$7,376	$5,035	$1,095	$658	$712	$14,876
Additions	801	—	—	89	—	890
Amortization and depletion	(2,663)	(1,437)	(378)	(266)	(137)	(4,881)
Foreign exchange translation difference	(1,589)	(1,090)	(241)	(3)	—	(2,923)
Balance, December 31, 2020	$3,925	$2,508	$476	$478	$575	$7,962

10

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

ii)	Lease liabilities
	September 30, 2021	December 31, 2020
Maturity analysis - contractual undiscounted cash flows
Less than one year	$5,333	$5,855
One to five years	5,039	5,475
More than five years	234	98
Total undiscounted lease liabilities	10,606	11,428
Lease liabilities in the Consolidated Statement of Financial Position	9,602	11,221
Current (note 9 (a))	4,948	5,296
Non-current (note 9 (b))	$4,654	$5,925

iii)	Amount recognized in the Consolidated Statements of Comprehensive Income
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest on lease liabilities	$228	$249	$700	$879
Variable lease payments not included in the measurement of lease liabilities	9,394	11,061	33,997	37,662
Expenses relating to short-term leases	3,943	4,546	15,651	11,090

The Company has elected not to separate the lease component from the non-lease component for short-term leases that have a lease term of less than one year.

8.	OTHER ASSETS
	September 30, 2021	December 31, 2020
Reimbursement rights (a)	$9,301	$12,178
Restricted cash	30	31
	$9,331	$12,209

(a)	Reimbursement rights

Pursuant to the acquisition of Coricancha, the vendors, Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together “Nyrstar”) and their parent company (at the time of the acquisition, Nyrstar N.V. and subsequently replaced by NN2 Newco Limited), agreed to reimburse the Company for:

•	the cost of movement and reclamation of certain legacy tailings facilities should the regulatory authorities require these to be moved, up to a maximum of $20.0 million; and
•	all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million.
11

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

9.	TRADE PAYABLES AND ACCRUED LIABILITIES AND OTHER LIABILITIES
(a)	Trade payables and accrued liabilities
	September 30, 2021	December 31, 2020
Trade payables	$19,478	$27,478
Accrued liabilities	18,138	14,758
Taxes payable	3,250	3,306
Lease liabilities	4,948	5,296
Other payables	2,957	2,383
	$48,771	$53,221

(b)	Other liabilities
	September 30, 2021	December 31, 2020
Lease liabilities	$4,654	$5,925
Accrued liabilities	192	192
	$4,846	$6,117

10.	BORROWINGS
	MACA	Unsecured bank facilities	Bradesco	Samsung	Asahi	Total
Balance, January 1, 2021	$3,010	$17,516	$2,404	$10,468	$—	$33,398
Borrowings	—	14,630	—	—	19,846	34,476
Interest accrued	18	742	142	260	28	1,190
Principal repayments	(2,937)	(9,900)	(834)	(10,446)	—	(24,117)
Interest payments	(59)	(293)	(206)	(282)	—	(840)
Foreign exchange	(32)	—	—	—	—	(32)
Balance, September 30, 2021	$—	$22,695	$1,506	$—	$19,874	$44,075
Current	$—	$22,695	$951	$—	$10,024	$33,670
Non-current	$—	$—	$555	$—	$9,850	$10,405

(a)	Unsecured bank facilities

The Company has unsecured, revolving, interest-bearing bank facilities totalling $22.7 million. The unsecured bank facilities are denominated in US dollars (“USD”) and are interest bearing at a weighted average fixed interest rate of 5.3% per annum and are repayable through August 2022.

12

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

(b)	Bradesco

On March 11, 2020, the Company received a USD denominated loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023 and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal bears interest at 3.7% per annum, and the cash collateral earns interest at rates from 1.55% to 2.40% per annum. At September 30, 2021, the principal balance outstanding is $6.7 million (December 31, 2020 - $10 million). Cash collateral of $5.2 million (December 31, 2020 $7.6 - million) has been netted against the outstanding principal balance.

(c)	Samsung

On January 6, 2020, the Company entered an $11.3 million gold doré prepayment agreement with Samsung (the “Agreement”). In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11.3 million (the “Samsung Advance”) to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance is repayable in equal monthly instalments of $0.8 million which commenced December 2020 and continue to January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. On September 21, 2021, the Company repaid the outstanding balance of $3.2 million on the Samsung Advance, incurring a 3% penalty for early repayment, and releasing the shares held for security. The Agreement also provides Samsung with a right of offer for concentrates produced from Coricancha in certain circumstances.

(d)	Asahi

On September 21, 2021, the Company entered into a $20 million gold doré prepayment agreement with Asahi (the “Asahi Advance”). The Asahi Advance is repayable in twelve equal monthly instalments of $1.7 million commencing in April 2022. The Advance bears interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. Asahi is provided exclusivity on refining and will purchase 100% of Tucano gold production during the term of the agreement. Tucano will sell the equivalent volume of gold equal to the $1.7 million principal repayment at a 0.5% discount to the spot price at the time of sale and the remainder of the production will be sold at spot prices.

11.	FINANCIAL INSTRUMENTS

At September 30, 2021, the fair value of the Company’s long-term borrowings approximates their carrying values measured based on the level 2 of the fair value hierarchy.

The fair value of other financial instruments approximates their carrying values due to their short-term nature.

The Company had no outstanding non-deliverable forward foreign exchange contracts for Brazilian real (“BRL”) against USD at September 30, 2021. At December 31, 2020, the Company had BRL 88.2 million of non-deliverable forward foreign exchange contracts for which the fair value of these contracts resulted in a liability of $3.0 million.

13

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

12.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

• ensure there are adequate capital resources to support the Company’s ability to continue as a going concern;

• maintain adequate levels of cash to support the acquisition, exploration and development of mineral properties, exploration and evaluation assets, and the operation of producing mines;

• maintain investor, creditor and market confidence to sustain future development of the business; and

• provide returns to shareholders and benefits for other stakeholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short-term deposits. The Company plans to use existing cash, including cash raised through debt financing during the year ended December 31, 2021, as well as funds from future sales of precious metals to fund operations, development and exploration activities, and capital expenditures. The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. The Company will continue to focus on internally generating operating cash flow to minimize its future reliance on equity and debt financing. However, the Company has determined that it will require further financing through the offering of its share capital via the ATM Facility and will consider other equity and debt financing if necessary, in order to meet long-term objectives. The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at September 30, 2021, the Company was not subject to externally imposed capital requirements.

13.	SHARE CAPITAL
(a)	Share options
	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	9,709	C$	1.00	8,316	C$	1.20
Granted	2,341		1.04	6,255		0.56
Forfeited/Expired	(2,721)		1.41	(2,418)		0.80
Exercised	(775)		0.60	(1,009)		0.75
Outstanding, September 30	8,554	C$	0.92	11,144	C$	0.97
Exercisable, September 30	3,077	C$	1.16	3,435	C$	1.97

14

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.54 to $0.62	3,222	3.52	630	C$	0.54
C$0.63 to $1.10	3,807	3.77	1,037		0.92
C$1.11 to $1.62	978	1.83	863		1.50
C$1.63 to $2.19	547	0.54	547		1.81
	8,554	3.25	3,077	C$	1.16

During the three and nine months ended September 30, 2021, the Company recorded share-based compensation expense relating to share options of $0.2 million and $0.5 million, respectively (three and nine months ended September 30, 2020 - $0.2 million and $0.5 million, respectively).

The weighted average fair value of options granted during the nine months ended September 30, 2021, was C$0.49 (nine months ended September 30, 2020 - C$0.23). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2021	2020
Risk-free interest rate	0.54%	0.45%
Expected life (years)	3.14	3.11
Annualized volatility	71%	62%
Forfeiture rate	20%	17%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

15

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

(b)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

The following table summarizes information about the RSUs outstanding at September 30, 2021 and 2020:

	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,911,434	C$	0.70	1,243,530	C$	1.19
Granted	822,144		1.01	1,636,000		0.56
Settled	(564,103)		0.76	(695,736)		1.06
Cancelled	(441,495)		0.75	(116,299)		1.13
Outstanding at September 30	1,727,980	C$	0.82	2,067,495	C$	0.74

The following table summarizes information about the PSUs outstanding at September 30, 2021, and 2020:

	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,904,500	C$	0.70	531,000	C$	1.14
Granted	780,968		1.04	1,510,700		0.56
Cancelled	(515,727)		0.71	(71,100)		1.05
Outstanding at September 30	2,169,741	C$	0.82	1,970,600	C$	0.70

The fair value of PSU was measured based on the fair value at the grant date using the Monte Carlo simulation technique on stock prices.

16

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

The following table summarizes information about the DSUs outstanding at September 30, 2021, and 2020:

	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	2,420,189	C$	0.78	946,150	C$	1.19
Granted	781,354		0.91	2,257,600		0.58
Settled	(424,300)		1.15	(693,900)		0.69
Cancelled	(498,080)		0.66	—		—
Outstanding at September 30	2,279,163	C$	0.78	2,509,850	C$	0.78

During the three and nine months ended September 30, 2021, the Company recorded share-based compensation expense relating to RSUs, PSUs, and DSUs of $0.2 million and $1.1 million, respectively (three and nine months ended September 30, 2020 - $0.2 million and $1.3 million, respectively).

(c)	Share purchase warrants

The Company has issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share. 6,321,695 share purchase warrants have an expiry date of May 17, 2022, and 3,428,032 share purchase warrants have an expiry date of June 27, 2022.

(d)	Earnings (loss) per share
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Income (loss) attributable to equity owners	$(18,047)	$18,635	$(28,435)	$(13,277)
Weighted average number of shares (000's)	356,696	353,768	355,827	332,150
Earnings (loss) per share ‒ basic	$(0.05)	$0.05	$(0.08)	$(0.04)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Income (loss) attributable to equity owners	$(18,047)	$18,635	$(28,435)	$(13,277)

Weighted average number of shares (000's)	356,696	353,768	355,827	332,150
Incremental shares from RSUs, PSUs and DSUs	—	9,306	—	—
Weighted average diluted number of shares (000’s)	356,696	363,074	355,827	332,150

Earnings (loss) per share ‒ diluted	$(0.05)	$0.05	$(0.08)	$(0.04)

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

17

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

(e)	Financings

On May 20, 2020, the Company closed a bought deal financing for aggregate gross proceeds of $16.1 million, pursuant to which the Company issued 40,250,000 common shares of the Company at the price of $0.40 per share. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $14.7 million after deducting share issuance costs.

14.	Revenue

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by the geographic location of the Company’s mines and major products.

	Three months ended September 30,
	2021			2020
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$28,532	$3,409	$31,941	$63,083	$4,003	$67,086
Silver	72	6,087	6,159	158	8,905	9,063
Lead	—	531	531	—	811	811
Zinc	—	758	758	—	996	996
Ore processing revenue	—	—	—	—	—	—
Smelting and refining charges	(9)	(757)	(766)	(24)	(1,300)	(1,324)
Revenue from contracts with customers	$28,595	$10,028	$38,623	$63,217	$13,415	$76,632
Changes in fair value from provisional pricing	—	(272)	(272)	—	387	387
Total revenue	$28,595	$9,756	$38,351	$63,217	$13,802	$77,019

18

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

	Nine months ended September 30,
	2021			2020
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$107,939	$10,065	$118,004	$163,353	$9,903	$173,256
Silver	255	22,740	22,995	335	17,251	17,586
Lead	—	2,150	2,150	—	1,795	1,795
Zinc	—	3,006	3,006	—	2,425	2,425
Ore processing revenue	—	—	—	—	34	34
Smelting and refining charges	(33)	(2,935)	(2,968)	(68)	(3,084)	(3,152)
Revenue from contracts with customers	$108,161	$35,026	$143,187	$163,620	$28,324	$191,944
Changes in fair value from provisional pricing	—	(169)	(169)	—	153	153
Total revenue	$108,161	$34,857	$143,018	$163,620	$28,477	$192,097

The amount of revenue recognized in the three and nine months ended September 30, 2021, from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods were $nil million and $0.2 million, respectively. At September 30, 2021, the Company had $4.0 million in revenue subject to provisional pricing in relation to the sale of concentrates.

15.	PRODUCTION COSTS
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Raw materials and consumables	$14,615	$12,715	$41,878	$37,186
Salaries and employee benefits	5,525	4,140	14,919	11,780
Contractors	14,955	12,932	43,786	37,488
Repairs and maintenance	485	188	1,161	783
Site administration	740	1,007	2,897	2,855
Royalties	809	1,654	2,993	4,338
Mining duties	46	62	155	130
Share-based compensation	121	80	354	227
	37,296	32,778	108,143	94,787
Change in inventories	1,553	2,250	8,431	4,195
	38,849	35,028	116,574	98,982
Unabsorbed fixed costs (a)	—	—	—	1,267
Total production costs	$38,849	$35,028	$116,574	$100,249

(a)	Unabsorbed fixed costs

The Company’s operations in Mexico were shut down during April and May 2020 as a result of government orders due to the COVID-19 pandemic. During the shutdown, the Company incurred fixed costs for these operations, which otherwise would have been recorded to inventory but were expensed as incurred.

19

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

16.	GENERAL AND ADMINISTRATIVE EXPENSES
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and employee benefits	$1,146	$1,286	$4,232	$3,633
Professional fees	630	407	1,231	1,381
Office and other expenses	1,572	1,295	4,691	3,719
Amortization	140	114	382	341
Share-based compensation	200	354	1,114	1,565
Total general and administrative expenses	$3,688	$3,456	$11,650	$10,639

17.	EXPLORATION AND EVALUATION EXPENSES
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and employee benefits	$705	$512	$1,825	$1,667
Raw materials and consumables	501	900	1,433	1,230
Professional fees	1,500	1,250	3,902	3,515
Office and other expenses	879	329	1,796	1,654
Share-based compensation	37	21	121	71
Total exploration and evaluation expenses	$3,622	$3,012	$9,077	$8,137

18.	OTHER EXPENSE
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Accretion expense	$825	$509	$2,251	$1,987
Loss on derivative instruments	—	776	572	30,563
Foreign exchange loss	663	1,193	1,470	15,096
Other expense	453	6	1,496	1,189
	$1,941	$2,484	$5,789	$48,835

20

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

19.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments

As at September 30, 2021, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$3	$3	$—	$—	$—
Drilling services	1,013	1,013	—	—	—
Equipment purchases	395	395	—	—	—
Total commitments	$1,411	$1,411	$—	$—	$—

In June 2020, Nyrstar agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. Nyrstar will maintain a $7.0 million bond (previously $9.7 million) until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022, unless Great Panther decides to permanently close Coricancha. As at September 30, 2021, the total bond amount required was $10.9 million, of which Nyrstar is responsible for $6.5 million and the Company is responsible for $4.4 million.

If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to the revised amount of its bond funding obligation, and Coricancha will be required to post the full amount of the required remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then Coricancha will likewise be required to post the full amount of the required reclamation bond. Nyrstar’s obligation to indemnify the Company for up to $20.0 million for closure of Cancha 1 and 2 tailings storage facilities is not changed by the Company’s decision regarding Coricancha’s future operating plans.

On August 18, 2021, the Peruvian government introduced a new Mine Closure Law (Law No. 31347). The new law contemplates increases to the mine closure bond requirement applicable to all mining companies in Peru. Whereas previously companies were required to provide bonds to cover "Final" and "Post-Closure" stages of the Mine Closure Plan, under the amended law the bonding requirement is inclusive of "Progressive Closure" costs (i.e., closure activities during the operation of the mine) for the main components of the mine. The law does not provide details such as specific costs, or the timing of payment or form of collateral to be provided, and these details are expected to be described in new regulations that are expected to be published by mid-November 2021. Prior to publication of the new regulations, the Company cannot estimate with certainty the amount or timing of incremental closure bond requirements for Coricancha or the impact of such requirements on the Company’s liquidity.

(b)	Contingencies
i)	Coricancha

Coricancha has been on care and maintenance since August 2013.

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Accordingly, a reimbursement right in the amount of $1.5 million has been recorded in respect of fines or sanctions that have been levied by regulatory bodies in Peru.

The Company has accrued for and recorded a further reimbursement right of $0.4 million for certain civil lawsuits filed by individuals and former suppliers.

21

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas by reclaiming the legacy tailings in situ. The Company has changed the scheduling of the reclamation work, pending a decision from the relevant regulatory bodies regarding the proposal to modify the approved remediation plan. The Company is exposed to potential fines, penalties and regulatory action until the modification to the remediation plan is approved.

Peruvian Tax Matters

The Company’s Peruvian subsidiary Great Panther Coricancha S.A. (“GPC”) has received notice from SUNAT, the Peruvian tax authority, that SUNAT intends to hold GPC jointly liable with respect to the unpaid taxes of a leasing company that sold the Coricancha mining assets to GPC (formerly Compañía Minera San Juan S.A.) in March 2006, prior to the Company’s acquisition of Coricancha effective June 30, 2017. The SUNAT claim is for unpaid taxes and related fines of the taxpayer, which is not an affiliate of the Company, from its 2001 tax year, together with related fines. The amount claimed is approximately $20 million.

The Company believes that the probability of the claim resulting in liability for GPC is remote and, as a consequence, has not recorded any contingency. The Company expects legal processes to take several years to reach a conclusion.

ii)	Tucano

Various claims related to Brazil indirect taxes and labour matters

The Company has various litigation claims from a number of governmental assessments pertaining to indirect taxes and labour disputes associated with former employees and contract labour in Brazil.

As of September 30, 2021, the items for which a loss was probable, inclusive of any related interest, amounted to approximately $1.8 million, for which a provision was recognized (as of September 30, 2020 - $1.6 million).

In connection with the above proceedings, a total of $0.3 million (December 31, 2020 - $0.3 million) of escrow cash deposits were made as of September 30, 2021 (note 4). Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

Environmental damages - William Creek

In May 2009, the State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1.2 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. As at September 30, 2021, the updated value with interest and inflation is approximately $5.8 million (BRL 31.6 million). The Company is in the process of appealing. Based on legal advice received, the best estimate of the loss is less than the full amount claimed, and the Company has accrued the best estimate of the cost to settle the claim.

Archaeological sites damage

In 2020, a settlement agreement was reached related to certain archaeological civil actions. Tucano agreed to provide BRL 8.0 million, no later than December 31, 2021, for implementation of socio-environmental measures in the local community and has accrued for this amount.

In related proceedings, not covered by the settlement agreement, Tucano is in the process of appealing fines and damages arising in the Federal Court of Appeal. The likelihood of total loss is not considered probable based on legal advice received. However, the best estimate of the loss is less than the full amount claimed, and the Company has accrued the best estimate of costs to settle the claim.

Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a Federal Superior Labour Court all aspects of the regional labour court decision. In March 2020, it was accepted that the appeal, exclusively with respect to whether or not the use of cyanide may continue, be admitted for consideration by the Federal Superior Labour Court and the balance of the decision has not yet been accepted for consideration and is under appeal. Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit. As the matter progresses, the Company will review its assessment.

22

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

20.	RELATED PARTY TRANSACTIONS

Other than transactions in the normal course of business with key management personnel, the Company had no transaction between related parties in the three and nine months ended September 30, 2021, and 2020.

21.	SUPPLEMENTAL CASH FLOW INFORMATION
(a)	Other non-cash items
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Accretion and other expense	$825	$510	$2,251	$1,988
Finance income	(70)	(54)	(207)	(234)
Finance expense	694	1,019	2,091	2,496
	$1,449	$1,475	$4,135	$4,250
(b)	Non-cash investing and financing activities
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Change in reclamation and remediation provision included within mineral properties, plant and equipment and exploration and evaluation assets	$(1,349)	$(218)	$(1,614)	$1,143
Change in lease liability related to right-of-use assets	92	177	2,839	680
Shares issued upon settlement of obligation	53	—	53	—

23

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

22.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates Tucano, the GMC and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended September 30, 2021
External revenue	$—	$5,223	$4,533	$—	$—	$28,595	$38,351
Intersegment revenue	27,537	—	—	—	—	(27,537)	—
Amortization and depletion	5,189	531	900	71	—	65	6,756
Exploration and evaluation expenses	15	608	368	2,430	162	39	3,622
Non-cash change in reclamation and remediation provision	—	(6)	—	—	—	—	(6)
Finance income	31	—	—	—	—	39	70
Finance expense	520	—	—	86	—	88	694
Income (loss) before income taxes	(8,507)	(3,104)	(998)	(2,724)	(85)	(2,629)	(18,047)
Income tax expense (recovery)	—	—	—	—	—	—	—
Net income (loss)	(8,507)	(3,104)	(998)	(2,724)	(85)	(2,629)	(18,047)
Additions to non-current assets	3,370	183	1,179	422	—	—	5,154
Nine months ended September 30, 2021
External revenue	$—	$17,177	$17,680	$—	$—	$108,161	$143,018
Intersegment revenue	104,789	—	—	—	—	(104,789)	—
Amortization and depletion	19,810	777	2,591	177	—	193	23,548
Exploration and evaluation expenses	149	2,138	845	5,322	341	282	9,077
Non-cash change in reclamation and remediation provision	—	(6)	—	—	—	—	(6)
Finance income	103	—	—	3	—	101	207
Finance expense	1,503	—	—	272	—	316	2,091
Income (loss) before income taxes	(6,793)	(6,218)	836	(6,343)	(314)	(9,382)	(28,214)
Income tax expense	6	147	68	—	—	—	221
Net income (loss)	(6,799)	(6,365)	768	(6,343)	(314)	(9,382)	(28,435)
Additions to non-current assets	29,083	1,297	3,292	1,442	—	—	35,114

As at September 30, 2021
Total assets	$149,725	$6,264	$15,820	$45,748	$2,153	$32,273	$251,983
Total liabilities	$77,694	$16,563	$2,133	$44,917	$526	$27,777	$169,610

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Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
Three months ended September 30, 2020
External revenue	$—	$7,236	$6,566	$—	$—	$63,217	$77,019
Intersegment revenue	59,784	—	—	—	—	(59,784)	—
Amortization and depletion	9,047	394	656	52	—	64	10,213
Exploration and evaluation expenses	15	774	137	1,937	81	47	2,991
Non-cash change in reclamation and remediation provision	—	22	—	—	—	—	22
Care and maintenance costs	—	142	—	—	—	—	142
Finance income	40	—	—	—	—	14	54
Finance expense	582	—	—	93	—	344	1,019
Income (loss) before income taxes	21,803	567	1,928	(1,656)	(124)	(1,717)	20,801
Income tax expense	2,162	—	—	—	—	4	2,166
Net income (loss)	19,641	567	1,928	(1,656)	(124)	(1,721)	18,635
Additions to non-current assets	7,772	515	840	(492)	—	—	8,635
Nine months ended September 30, 2020
External revenue	$—	$15,853	$12,624	$—	$—	$163,620	$192,097
Intersegment revenue	153,004	—	—	—	—	(153,004)	—
Amortization and depletion	26,943	1,127	2,049	154	—	193	30,466
Exploration and evaluation expenses	380	1,617	282	5,465	185	137	8,066
Non-cash change in reclamation and remediation provision	—	57	—	—	—	—	57
Care and maintenance costs	—	693	—	—	—	—	693
Finance income	90	—	—	—	—	144	234
Finance expense	1,410	—	—	94	—	992	2,496
Net income (loss) before income taxes	26,690	(714)	42	(5,406)	(1)	(31,398)	(10,787)
Income tax expense (recovery)	2,519	(26)	(14)	—	—	11	2,490
Net income (loss)	24,171	(688)	56	(5,406)	(1)	(31,409)	(13,277)
Additions to non-current assets	31,879	1,277	2,204	(548)	—	43	34,855

As at September 30, 2020
Total assets	$139,089	$5,744	$14,416	$30,438	$2,125	$62,822	$254,634
Total liabilities	$76,509	$14,750	$2,423	$29,524	$—	$39,240	$162,446

23.	SUBSEQUENT EVENTS
(a)	Samsung Advance

The Company completed the conditions precedent to funding for a $5.0 million lead concentrate prepayment agreement with Samsung (the “Samsung Advance”) entered into on September 21, 2021. On November 2 2021, the conditions precedent to funding which includes the completion of a pledge of the shares of Great Panther’s Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V. (“MMR”) were satisfied and funds were received. Under the Concentrate Agreement, Samsung agreed to advance a $5 million prepayment, net of transaction costs, (the “Samsung Advance”) to MMR in consideration for exclusive offtake of the lead concentrate production from the Topia Mine (“the Concentrate”), up to a maximum contract quantity of 5,400 tonnes representing approximately 21 months of production from the mine. The Samsung Advance will be repaid in twelve equal monthly instalments commencing in April 2022 and bears interest at an annual rate of 3- month USD LIBOR plus 6.5%. MMR has a full option for early repayment of the Samsung Advance, subject to a 3% penalty applied to the outstanding balance.

25

Great Panther MINING Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the three and nine months ended September 30, 2021 and 2020 (Unaudited)

(b)	Sale of Cangold

On November 1, 2021, the Company closed the share purchase agreement, entered into on August 4, 2021, with Newrange Gold Corp. (“Newrange”) under which the Company will sell the shares of its wholly-owned subsidiary Cangold Limited (“Cangold”) to Newrange for a purchase price of CAD$1.0 million paid as a combination of cash and common shares of Newrange. Cangold holds the Company’s interest in the Argosy property in Northern Ontario in the Red Lake Mining District. Prior to closing, the Company completed a reorganization to retain its 100% interest in the Company’s Plomo property located in Mexico, previously owned by a subsidiary of Cangold.

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